September 6, 2011

Mr. David Burton
United States Securities and Exchange Commission
Washington D.C.

Re: File No. 0-26414

Dear Sirs,

I reply to your letter of August 17, 2011 we offer the following explanations. We have shown your comments in a black font; our reply is in a blue font.

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

White Channel

This region was the initial source of placer gold operations in the region in the mid 1800’s. A host of reports exist on the enormous gold recovered from placer mines all across the Horsefly River area and then to the north around Barkerville and Likely. However, much of the early work production was not recorded and only a portion of the recovered gold was noted in any official capacity. Millions of dollars of $20/ounce gold was recovered from the area east of and on the eastern edges of the claims in the past. World events and economic conditions coupled with the loss of easy gold finds around 1905 resulted in the shutting down of the operations in the area and prospectors moved north to the new easy ground.

Several mine shafts in excess of 500 feet were dug by hand in the area to recover the deep going from drifts and adits across the landscape. The shafts and adits were mostly dug in cemented gravels (silica rich conglomerates) that were from what was later found to be an ancient river course. The Tertiary gravel resource meanders around the region and has its head waters high in the mountains to the east. The cobble size and down well worn quartz and quartzite gravels are cemented both loosely and firmly with a mixture of mica and calcite. Intermixed with the mica matrix are pay streaks of fine gold with occasional nuggets that are generally found at depth in the channels, near bedrock. The gold is associated with rusty sections and blue clays.

However, notes from the BC Minister of Mines reports indicate that a particular type of quartz clast (blue gravel) is also gold bearing. This will have to be further studied to determine the possible grades from this type of quartz gravel. Any possible gold recovery would have to be done using non placer methods at depth. This requires the property to be considered as an industrial mineral project at the outset.

Suite 1130 – 789 West Pender Street, Vancouver, BC, V6C 1H2, Tel: 604 641-4461 Fax: 604 669-9335

The White Channel materials found on the property are similar to those reported from the three largest placer mines just to the east (1.5 miles) and were dug (via shaft) over 500 feet deep. It is not known if the gravels on the claim are this deep or only represent flanking gravels. However, it is the only known location on the area where the white gravels come to surface and therefore deserve to be explored.

Several reports have been filed with the Mines Branch in the past detailing the quality of the silica from the clasts. A sorting operation will have to be developed to properly assess the materials and gold may be a by-product of this operation. Platinum values have also been reported in this area in the past as it is associated with the placer gold.

Goldbuck

The Goldbuck Property lies within the Quesnel Trough of central British Columbia. The Quesnel Trough is a 600 kilometer long geological belt extending from Mt. Polley in the south, to the Kemess deposit in the north. The Quesnel Trough is comprised of Triassic marine sediments, volcanics and volcaniclastics (volcanic material has been transported and reworked through mechanical action, such as by wind or water) intruded by late-Triassic to Jurassic granodioritic (volcanic rock similar to granite) intrusions. The Triassic is a geologic period that extended from about 250 to 200 million years ago. The Jurassic is a geologic period and system that extends from about 200 million years ago.

A property wide soil geochemistry program completed by a previous company in 2006 was successful in identifying two linear copper-in-soil anomalies: A - 150 to 550 metres wide and 1200 metres long and B - 250 to 550 metres wide by 950 metres long. Selective excavator trenching consistently intersected a hardpan layer at a depth of 2.5 metres. Composite soil samples from the base of the trenches returned copper values from 19 to 40 ppm.

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

Exploration program

The Company has two short term objectives:

(a)	Indication of silica resource, and
(b)	Potential of silica production.

Suite 1130 – 789 West Pender Street, Vancouver, BC, V6C 1H2, Tel: 604 641-4461 Fax: 604 669-9335

The White Channel property has the necessary government permits to process 6,000 tons of silica from six locations. There appears to be an abundance of silica but because of spotty outcropping it is difficult to estimate. At this time the Company feels that a determination of the silica potential is more important than only proving up an ore estimate. From this point of view the Company intends to bring in a screening plant and excavator to examine six pit locations. Silica can be processed to determine the rate of contamination, grade and economic product analysis. At the same time there can be some ore estimate calculations made by cross connecting the pits based on the silica results. It is estimated that this will cost $50,000. Work in the field can be done until October 31, 2011 at which time winter conditions may make it impossible to be productive. It is planned that pits would be opened up this year with some stockpiling of material. The program would recommence in the spring of 2012.

If there is a phased program planned, briefly outline all phases.

Nil

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

Above

Disclose how the exploration program will be funded.

The Company plans to raise funds by way of an equity issue, as it has done in the past.

Identify who will be conducting any proposed exploration work and disclose their qualifications.

The Company will continue to engage Richard Munro, FGAC, P. Geo.

He is a geologist and has been employed in mineral exploration and earth science studies with industry and government since 1977. He held the position of President of Sutherland Minerals Ltd., which is a private mining development corporation in Manitoba between 1995 and 2007. He is a past director of Teslin River Resources Corp., which is a publicly traded corporation in British Columbia. In addition, he is the President of Munroe Geological Services Ltd., a private consulting company registered in BC. He is also the Chief Executive Officer of Augustus Mining Corp. and Tiberius Gold Corp. both of which are private companies registered in BC.

Suite 1130 – 789 West Pender Street, Vancouver, BC, V6C 1H2, Tel: 604 641-4461 Fax: 604 669-9335

He obtained a Bachelors degree in Earth Science from the University of Manitoba in 1977. He was installed as a Fellow of the Geological Association of Canada in 1984.

He is actively registered as a Professional Geoscientist with both the Association of Professional Engineers and Geosciences of British Columbia and Manitoba. (2000)

2. Please tell us the name of the individual in which your mineral tenures are registered and your relationship to this individual.

The name of the vendor is Capsicum Management Corp. whom have an option agreement with the owner. The owner is Rudy Riepe. His address is 5907 Cowrie Street, Sechelt, BC. Capsicum Management Corp. has advanced funds to Rudy Riepe for several projects. Both parties are arms length to the Company.

3. We note your statement that your property is thought to contain at least 100,000 cubic yards of silica rich material. Please remove all references to quantities of material until you have a feasibility study to support a mineral resource or reserve.

We have a report but it is not a feasibility report. We have attached a copy of the report. We will remove such references in our reports.

4. We note your discussion of the write-offs in fiscal 2010 and 2009. Please expand your discussion in future filings to provide greater discussion on other material items affecting your results of operations. For example, we note that consulting fees decreased approximately 88% (from $87,128 in fiscal 2009 to $10,745 in fiscal 2010).

Understood and agreed

Tabular Disclosure of Contractual Obligations, page 17

5. We note from narrative discussion in Item 4.D. on page 6 that you may have a long-term rental obligation for executive and administrative office space of $1,000 per month which has not been included in your disclosure of contractual obligations. Please explain how exclusion of such amounts is appropriate under Item 5 of Form 20-F.  Alternatively, revise future filings as appropriate to include such amounts in the contractual obligations table.

We do not have any long term agreements in place. We have a month to month arrangement. We will revise future filings to simply state that fact.

Consolidated Financial Statements, page F-1
Note 5. Website License, page F-16

Suite 1130 – 789 West Pender Street, Vancouver, BC, V6C 1H2, Tel: 604 641-4461 Fax: 604 669-9335

6. We note in fiscal 2009 that you wrote off the entire amount of the website license. We further note no adjustment for this item in your reconciliation to US GAAP in Note 13. It appears from your disclosure that you still owed certain amounts on the website license as of December 31, 2009 as it appears you had only paid $40,418 of the total $125,000 due. Please explain to us why you concluded it was appropriate to write off the remaining liability of $84,582 that was due to the licensor. Explain how your treatment of this liability complies with paragraph 405-20-40-1 of the FASB Accounting Standards Codification.

At one point in time we were very positive about the technology, being very advanced and possibly very popular. We did advance funding and we were very impressed initially. Basically we had bought into a peer to peer communication system similar to Skype but without it being invasive and residing on your computer. Seemed like brilliant stuff. We funded two developers, one in Canada and one in Poland. We set up servers in Canada and we paid and shipped a server to Poland. When the site (looked brilliant) did not receive any traffic it was a simple business decision to move on. When we found out that the server in Poland was never operational we got very hardnosed and we refused to pay any further amounts. They kept their technology and we kept our money. We mutually agreed to discontinue the relationship.

From a financial statement perspective it is a matter of a timing issue as to when we decided not to recognize the debt. We had already decided to write off the investment at year end as the traffic to the site was very low and it seemed improbable that the technology had any value. Later we refused to pay any further amounts as we felt that the developers had not performed as declared.

We still have a congenial relationship with the developers who are not demanding any further payments.

Exhibit 12.1
7. Rule 13a-14(a) requires you to provide a signed certification from each of your principal executive officer and your principal financial officer, or persons performing similar functions. It is not clear to us whether you have complied with this guidance.

Specifically, we note that Exhibit 12.1 is signed by your “President and Chief Financial Officer.” Also, it is not clear to us if you have provided a signed certification from your principal financial officer. Please tell us and revise future filings as appropriate to clarify, if true, that your President and Chief Financial Officer is your principal executive officer and your principal financial officer.

Suite 1130 – 789 West Pender Street, Vancouver, BC, V6C 1H2, Tel: 604 641-4461 Fax: 604 669-9335

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

I understand now that whatever our titles are, we need to reference that the Principal Executive Officer and the Principal Financial Officer are making certifications as such.

In responding to our comments, please provide a written statement from the company acknowledging that:

The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of all disclosure in our form 20-F filings.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly

“Casey Forward”

Casey Forward
Principal Financial Officer
and formerly Principal Executive Officer

Suite 1130 – 789 West Pender Street, Vancouver, BC, V6C 1H2, Tel: 604 641-4461 Fax: 604 669-9335